NO ACT PE 2/10/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025506

February 10, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
Eising@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Re: Exxon Mobil Corporation

Dear Ms. Ising:

This is in regard to your letter dated February 10, 2012 concerning the shareholder proposal submitted by The Sisters of St. Dominic of Caldwell, New Jersey and several co-proponents for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that ExxonMobil will include the proposal in its proxy materials for its upcoming annual meeting of security holders, and that ExxonMobil therefore withdraws its January 23, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Sister Patricia A. Daly
pdaly@tricri.org

From: Zahn, Andrew [AZahn@gibsondunn.com]
Sent: Tuesday, January 24, 2012 12:00 AM
To: shareholderproposals
Subject: Exxon Mobil
Attachments: Exxon Mobil - St. Dominic.pdf

Attached on behalf of our client, Exxon Mobil Corporation, please find the shareholder proposal submitted by the Sisters of St. Dominic.

Andrew Zahn*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel + 1 202.887.3516 • Fax + 1 202.530.4249
AZahn@gibsondunn.com • www.gibsondunn.com
*Admitted only in New York; practicing under the supervision of the Principals of the Firm.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 10, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the Sisters of St. Dominic of Caldwell, New Jersey et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 23, 2012 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that Exxon Mobil Corporation (the "Company") could properly exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Sisters of St. Dominic of Caldwell, New Jersey; the Sisters of Charity of Saint Elizabeth; American Baptist Home Mission Societies; Abby O. Caulkins; Catholic Health East; Northwest Women Religious Investment Trust; the Sisters of St. Joseph of Carondelet, St. Louis Province; Home Missioners of America; Gwendolen Noyes; the Sisters of the Holy Family; Walden Asset Management; the Sisters of Providence, Mother Joseph Province; Connecticut Retirement Plans and Trust Funds; the Ursuline Sisters of Tildonk; the Dominican Sisters of Hope; the Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province; the Sisters of the Holy Cross of Notre Dame, Indiana; Catholic Health Partners; Mercy Investment Services, Inc.; the Sisters of St. Joseph, Chestnut Hill, Philadelphia; Jennifer R. Nolan; Convent Academy of the Incarnate Word; Abby A. Rockefeller; Steven C. Rockefeller; Maryknoll Sisters of St. Dominic, Inc.; Congregation of St. Joseph; Congregation of Sisters of St. Agnes; Catholic Healthcare West; the Basilian Fathers of Toronto; and the Benedictine Sisters of Virginia (the "Proponents").

Following submission of the No-Action Request, the Company subsequently has determined (absent withdrawal of the Proposal by the Proponents) to include the Proposal in the 2012 Proxy Materials. Based on this determination, the Company hereby withdraws the No-Action Request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Senior Counsel – Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising /SMR

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Sister Patricia A. Daly, OP, Sisters of St. Dominic of Caldwell, New Jersey
Sister Barbara Aires, SC, Sisters of Charity of Saint Elizabeth
Joyce Haboucha, Rockefeller Financial Asset Management
Sister Kathleen Coll, SSJ, Catholic Health East
Deborah R. Fleming, Northwest Women Religious Investment Trust
Sister Patricia Giljum, CSJ, Sisters of St. Joseph of Carondelet, St. Louis Province
Sandra M. Wissel, Home Missioners of America
Timothy Smith, Walden Asset Management
Gwendolen Noyes
Sister Gladys Gunther, Sisters of the Holy Family
Jennifer Hall, Sisters of Providence
Jonathan A. Harris, Connecticut Retirement Plans and Trust Funds
Donald Kirshbaum, Connecticut Retirement Plans and Trust Funds
Valerie Heinonen, o.s.u., Mercy Investment Services, Inc.
Sister Mary Ellen Holohan, SNJM, Sisters of the Holy Names of Jesus and Mary
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary
Geraldine M. Hoyler, CSC, Sisters of the Holy Cross of Notre Dame, Indiana
Jerome R. Judd, Catholic Health Partners
Susan Smith Makos, Mercy Investment Services, Inc.
Sister Mary Beth Hamm, Sisters of St. Joseph, Chestnut Hill, Philadelphia
Beatrice A. Reyes, Convent Academy of the Incarnate Word
Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc.
Joellen Sbrissa, CSJ, Congregation of St. Joseph
Stella Storch, OP, Congregation of Sisters of St. Agnes
Susan Vickers, RSM, Catholic Healthcare West
Sister Henry Marie Zimmermann, OSB, Benedictine Sisters of Virginia

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 23, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the Sisters of St. Dominic of Caldwell, New Jersey et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Sisters of St. Dominic of Caldwell, New Jersey; the Sisters of Charity of Saint Elizabeth; American Baptist Home Mission Societies; Abby O. Caulkins; Catholic Health East; Northwest Women Religious Investment Trust; the Sisters of St. Joseph of Carondelet, St. Louis Province; Home Missioners of America; Gwendolyn Noyes; the Sisters of the Holy Family; Walden Asset Management; the Sisters of Providence, Mother Joseph Province; Connecticut Retirement Plans and Trust Funds; the Ursuline Sisters of Tildonk; the Dominican Sisters of Hope; the Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province; the Sisters of the Holy Cross of Notre Dame, Indiana; Catholic Health Partners; Mercy Investment Services, Inc.; the Sisters of St. Joseph, Chestnut Hill, Philadelphia; Jennifer R. Nolan; Convent Academy of the Incarnate Word; Abby A. Rockefeller; Steven C. Rockefeller; Maryknoll Sisters of St. Dominic, Inc.; Congregation of St. Joseph; Congregation of Sisters of St. Agnes; Catholic Healthcare West; the Basilian Fathers of Toronto; and the Benedictine Sisters of Virginia (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states the following:

> Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

A copy of the Proposal and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company that the Company intends to include in the Company's 2012 Proxy Materials. The Company has submitted a letter to the Staff stating its intention to omit the earlier proposal, but to the extent the Staff does not agree with the Company's position, the Company asserts that it may properly exclude the Proposal under Rule 14a-8(i)(11).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends to Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On December 7, 2011, before the December 11, 2011 date upon which the Company received the Proposal, the Company received a proposal from the Province of St. Joseph of the Capuchin Order (the "St. Joseph Proposal"). *See* Exhibit B. The Company has submitted a separate letter to the Staff stating its intention to omit the St. Joseph Proposal, but if the Staff does not agree with the Company that the St. Joseph Proposal may be excluded, then the Company intends to include the St. Joseph Proposal in its 2012 Proxy Materials. In such a case, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(11). The St. Joseph Proposal provides:

> **RESOLVED:** shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and other alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

As discussed below, the Proposal is substantially duplicative of the St. Joseph Proposal because both proposals focus on the same core issue: assessing the business-planning issues related to the risks associated with carbon-based fuel products.

The standard that the Staff traditionally has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the more recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (permitting the exclusion of a proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs"); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race).

The Staff has previously concurred that multiple proposals addressing business risks associated with carbon-based fuels were substantially duplicative despite differences in their scope and breadth. In *Exxon Mobil Corp. (Goodwin et al.)* (avail. Mar. 19, 2010), the Staff permitted the exclusion of a proposal calling for the Board to consider, in its strategic planning process, the risk that future demand for fossil fuels could be significantly lower than the company projected (the "Fossil Fuel Proposal") as substantially duplicative of an earlier proposal requesting a report on the financial risks of climate change (the "Climate Change Proposal"). Even though the details of the proposals' resolutions varied, with one addressing forecasts concerning consumption of fossil fuels and the other addressing climate change, both spoke principally to concerns about the use of, and reliance on, carbon-based fuels. Similarly, in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009), the Staff agreed that a proposal on the environmental effect of "the company's expanding oil sands operations in the Canadian boreal forest" could be excluded as substantially similar to a proposal regarding "reducing total greenhouse gas emissions from [Chevron's] products and operations." Both of these proposals addressed environmental concerns arising out of the production and use of carbon-based fuels. Despite the differences in the scope and requested action of these proposals, the Staff agreed that the proposals shared the same principal thrust.

Consistent with the precedent cited above, the Proposal and the St. Joseph Proposal share the same principal thrust. The Proposal, like the Fossil Fuel Proposal in *Exxon Mobil*, addresses a concern that increased regulation of greenhouse gas emissions will make it necessary for companies not to be overly reliant on carbon-based fuel products. Similarly the St. Joseph Proposal, like the *Exxon Mobil* Climate Change Proposal, discusses the risk that climate change, which is believed to be a side effect of carbon-based fuel, might pose to a company's value. And, as with the proposals in *Chevron*, the St. Joseph Proposal, which requests that the Company examine how climate change factors into its models for measuring, pricing and distributing risk, has the same principal focus as the Proposal, which concerns the greenhouse gases released by carbon-based fuels that are believed to represent the most controllable human input to climate change.

Similar to the precedent discussed above, the principal thrust addressed by the Proposal and the St. Joseph Proposal is the same: assessing the business-planning issues related to the risks associated with carbon-based fuel products.

This shared principal thrust and focus is evidenced by the following:

- Both proposals refer to the risk of increased regulation on carbon-based forms of energy and the negative impact this could have on the Company's business model. The Proposal highlights the concern that the Company's current business model might be placed at risk by the "restrictions on high carbon energy" which "[o]ne can presume" will eventually be enacted. It continues to say that "[e]conomists are now concerned about a 'carbon bubble' as current investments will produce reserves that will be stranded by such policy restrictions." Similarly, the St. Joseph Proposal quotes an article stating that "insurers already factor climate change into their models for measuring, pricing, and distributing risk," and notes that a companion editorial promotes "legislation to curb carbon emissions."

- Each proposal claims that the Company has not taken sufficient steps to mitigate possible risks stemming from reliance on carbon-based fuel products. The Proposal notes that, despite the Company's disclosures to the Carbon Disclosure Project, it "had a net increase of 3 percent in [greenhouse gas] emissions from operations in 2010 over 2009." The Proposal also states that "[n]one of [the Company's] major strategies to date are low carbon." Similarly, the St. Joseph Proposal states that despite the Company's contributions to MIT "it resists using MIT's finding when these might force [the Company] to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning."

- Both proposals address business planning. The Proposal states that it "is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions." It calls for clear-cut goals to "focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products." The St. Joseph Proposal criticizes the Company for not "rethink[ing] its existing business model," and it requests a task force that will both study how the Company can revise its risk models by factoring climate change into them and "offer alternatives to its existing business model that depends on continued fossil fuel production and marketing."

- Each proposal cites climate change as an example of a risk associated with carbon-based fuels. The Proposal notes that "businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount." The St. Joseph Proposal warns that, without "drastic changes to energy and industrial policy" long-term average global temperatures may rise more than two degrees Celsius, "seen by many scientists as the maximum increase without serious climate disruption."

While the Proposal and the St. Joseph Proposal request slightly different actions—the Proposal requests that the board adopt quantitative goals for reducing greenhouse gas emissions, while the St. Joseph Proposal requests that the Company form a task force to study how the Company will factor climate change into its risk models and to offer alternatives to its existing business model—that does not change the fact that they have the same principal focus. The Staff previously concurred that two proposals were substantially similar where one, paralleling the language of the Proposal, called for the company to adopt quantitative goals on reducing greenhouse gases and the other requested a company to assess the steps it was taking to reduce greenhouse gases and fuel standards. *See General Motors Corp.* (avail. Mar. 13, 2008). *See also Ford Motor Co.* (avail. Feb. 19, 2004) (concurring in the exclusion of a proposal calling for internal goals related to greenhouse gases as substantially similar to a proposal calling for a report on historical data on greenhouse gas emissions and the company's planned response to regulatory scenarios).

Finally, because the Proposal substantially duplicates the St. Joseph Proposal, if the Company were required to include both proposals in its proxy materials, there is a risk that the Company's shareholders would be confused when asked to vote on both proposals. In such a circumstance, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, the Company believes that the Proposal may be excluded as substantially duplicative of the St. Joseph Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Senior Counsel – Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Sister Patricia A. Daly, OP, Sisters of St. Dominic of Caldwell, New Jersey
Sister Barbara Aires, SC, Sisters of Charity of Saint Elizabeth
Joyce Haboucha, Rockefeller Financial Asset Management
Sister Kathleen Coll, SSJ, Catholic Health East
Deborah R. Fleming, Northwest Women Religious Investment Trust
Sister Patricia Giljum, CSJ, Sisters of St. Joseph of Carondelet, St. Louis Province
Sandra M. Wissel, Home Missioners of America
Timothy Smith, Walden Asset Management
Gwendolen Noyes
Sister Gladys Gunther, Sisters of the Holy Family
Jennifer Hall, Sisters of Providence
Jonathan A. Harris, Connecticut Retirement Plans and Trust Funds
Donald Kirshbaum, Connecticut Retirement Plans and Trust Funds
Valerie Heinonen, o.s.u., Mercy Investment Services, Inc.
Sister Mary Ellen Holohan, SNJM, Sisters of the Holy Names of Jesus and Mary
Vicki Cummings, Sisters of the Holy Names of Jesus and Mary
Geraldine M. Hoyler, CSC, Sisters of the Holy Cross of Notre Dame, Indiana

cc: Jerome R. Judd, Catholic Health Partners
Susan Smith Makos, Mercy Investment Services, Inc.
Sister Mary Beth Hamm, Sisters of St. Joseph, Chestnut Hill, Philadelphia
Beatrice A. Reyes, Convent Academy of the Incarnate Word
Catherine Rowan, Maryknoll Sisters of St. Dominic, Inc.
Joellen Sbrissa, CSJ, Congregation of St. Joseph
Stella Storch, OP, Congregation of Sisters of St. Agnes
Susan Vickers, RSM, Catholic Healthcare West
Sister Henry Marie Zimmermann, OSB, Benedictine Sisters of Virginia

101215690.9

GIBSON DUNN

EXHIBIT A

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

December 12, 2011

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson,

As long time investors in ExxonMobil the Dominican Sisters of Caldwell, NJ are increasingly concerned about the impact of climate change on future generations on this planet. We have been grateful for the dialogues we have had with executives of ExxonMobil over the years. We believe that now more than ever our company needs to produce a clear business plan committing to greenhouse gas emissions reductions in both operations and product.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal regarding reducing greenhouse gas emissions for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns. However, all co-filers respectfully request direct communication from the company. I am happy to help provide addresses for electronic communication to facilitate time, and avoid the waste of resources.

Sincerely,

Sister Patricia A. Daly, OP
Corporate Responsibility Representative

SHAREHOLDER PROPOSAL

DEC 12 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: IEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SHAREHOLDER PROPOSAL

DEC 12 2011

NO. OF ...
DIS...

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/12/2011

Letter of Verification of Ownership

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell is the beneficial owners of 200 shares of ExxonMobil (Ticker: XOM). These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

Kevin Day
Officer

SHAREHOLDER PROPOSAL

DEC 12 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

December 14, 2011

Mr. Rex W. Tillerson
Chairman and Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

By Fax: 972-444-1505

Dear Mr. Tillerson,

The Sisters of Charity of Saint Elizabeth continue to be concerned about the risks involved for our Company and the Company's plans to reduce greenhouse gas emissions. We, therefore, request the Board of Directors to prepare a report to shareholders by September 30, 2011 on goals of our Company to reduce emissions as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of at least 500 shares of stock. Enclosed is proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor this resolution with the Community of the Sisters of St. Dominic of Caldwell, NJ for consideration by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders please include it in the corporation's proxy material attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

SHAREHOLDER PROPOSAL
DEC 14 2011
NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Enc
SBA/smm

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

American Baptist Home Mission Societies
SINCE 1824

American Baptist Home Mission Societies
P.O. Box 851
Valley Forge, PA 19482-0851

800.222.3872
610.768.2000
FAX 610.768.2470

www.abhms.org

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

Mr. Rex W. Tillerson, CEO
c/o Office of Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson:

The American Baptist Home Mission Societies continue to be concerned about our company's contribution to global warming. We encourage our company to respond to the challenge of reducing greenhouse gas emissions in operations and product; as shareowners, we also look to see the business plan for these reductions.

The American Baptist Home Mission Society of The American Baptist Churches, USA is long term, continuous shareholder of ExxonMobil. Attached please find letters verifying the ownership of **eight thousand three hundred and eighty three (8,383) shares of ExxonMobil stock.** It is our intent to maintain ownership of stock at least through the date of the Annual Meeting and have directed our managers to do so.

I am hereby authorized to notify you of our intention to file the attached proposal asking the ExxonMobil Board of Directors to adopt reduction goals of greenhouse gas emissions for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

I designate Sister Patricia A. Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Michaele D. Birdsall

Michaele D. Birdsall, CPA
Treasurer & CFO

MDB

Enclosures

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: IEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations **and** products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

BNY MELLON
ASSET SERVICING

Linda S. Jones
Trust Officer

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

American Baptist Home Mission Society
Attn: Ed Evins
P O Box 851
Route 363 & First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society – Main
*** FISMA & OMB Memorandum M-07-16 ***

Dear Ed,

As of December 14, 2011 the above mentioned account continuously held shares of Exxon Mobil Corporation since March 22, 1999. As of December 14, 2011, American Baptist Home Mission Society holds 86 shares, with a market value of $6,884.30.

This security is held in book value form with (DTC) Depository Trust Company under their nominee name Cede & Company.

If you have any questions, please do not hesitate to contact me.

Sincerely,

Linda S. Jones
Officer

Linda S. Jones I Officer I BNY Mellon Asset Servicing I
1735 Market St. I Suite 193-0261 I Philadelphia, PA 19103 I 215-553-1986 (O) 215-553-1057 (F)
jones.ls@mellon.com

BNY MELLON
ASSET SERVICING

Linda S. Jones
Trust Officer

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

December 14, 2011

American Baptist Home Mission Society
Attn: Ed Evins
P O Box 851
Route 363 & First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society – LSV Asst Mgmt
*** FISMA & OMB Memorandum M-07-16 ***

Dear Ed,

As of December 14, 2011 the above mentioned account continuously held shares of Exxon Mobil Corporation since January 18, 2007. As of December 14, 2011, American Baptist Home Mission Society holds 3,900 shares, with a market value of $312,195.00.

This security is held in book value form with (DTC) Depository Trust Company under their nominee name Cede & Company.

If you have any questions, please do not hesitate to contact me.

Sincerely,

Linda S. Jones
Officer

Linda S. Jones | Officer | BNY Mellon Asset Servicing |
1735 Market St. | Suite 193-0261 | Philadelphia, PA 19103 | 215-553-1986 (O) 215-553-1037 (F)
jones.ls@mellon.com

HS

Abby O. Caulkins
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

December 13, 2011

SHAREHOLDER PROPOSAL
DEC 15 2011
NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David S. Rosenthal
Vice President & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Abby O. Caulkins, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. My custodian will soon provide a letter of verification of ownership of my shares.

I am filing the enclosed shareholder proposal regarding "Reduce Greenhouse Gas Emissions" as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Sr. Pat Daly, of The Community of the Sisters of St. Dominic of Caldwell, NJ, as the lead filer to act on my behalf for all purposes in connection with this proposal, and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Sr. Pat Daly, Executive Director, Tri-State Coalition for Responsible Investment, 40 South Fullerton Avenue, Montclair, NJ 07042, 973-509-8800, pdaly@tricri.org or Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, email jhaboucha@rockco.com.

Very truly yours,

Abby O. Caulkins

Abby O. Caulkins
Enclosure

cc: Sr. Pat Daly, Tri-State Coalition for Responsible Investment

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

December 13, 2011

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

Rex W. Tillerson, CEO
Exxon Mobil Corp
5959 Las Colinas Boulevard
Irving, TZ 75039

RE: Shareholder Proposal for 2012 Annual Meeting

Dear Mr. Tillerson:

Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of Exxon Mobil Corp. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

We are concerned about the enormity of the impact of Greenhouse Gas emissions and look to Exxon Mobil for leadership. Therefore, Catholic Health East is co-filing the *Reduce Greenhouse Gas Emissions* resolution with the primary filer, The Community of the Sisters of Saint Dominic of Caldwell, NJ represented by Sister Patricia Daly. We authorize Sister Patricia to withdraw the resolution on our behalf.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East is beneficial owner of more than $2,000 worth of Exxon Mobil Corp. shares and has held them for more than a year. We will continue to hold at least $2,000 worth of these shares through the 2012 stockholder meeting. The verification of our ownership position will be provided under separate cover by our custodian, BNY Mellon, a Depository Trust Co.

Catholic Health East is open to dialogue on this issue. Thank you for your attention to this matter.

Sincerely,

Sr. Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES ________
DISTRIBUTION: OSR: RME: RAL:
LKB: JEP: DGH: SMD

cc: Sister Patricia Daly, Tri State Coalition
Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES____________

DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

PEACE
CSJP

Sisters of Saint Joseph of Peace

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248
425-451-1770 FAX 425-462-9760

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

David S. Rosenthal, Secretary
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal,

The members of the Northwest Women Religious Investment Trust call on ExxonMobil, the top Fortune 500 energy company, to take leadership in developing solutions to the global challenge of climate change. We believe that the risks involved in not addressing the Company's greenhouse gas emissions are too costly for the well being of our planet, future generations, and our Company's consumers and stockholders.

We are co-filing the enclosed resolution with the Sisters of St. Dominic of Caldwell, NJ for action at the annual meeting in 2012. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Northwest Women Religious Investment Trust is the beneficial owner of at least $2000 worth of ExxonMobil common stock. A letter verifying ownership in the Company continuously for at least twelve months as of December 14, 2011 is enclosed. We will continue to hold the required number of shares in ExxonMobil through the annual meeting in 2012.

We designate Sister Patricia Daly, OP as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy Deborah Fleming on all communications: dfleming@csjp-olp.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl.: Verification of ownership
Resolution

Committed to Peace through Justice since 1884

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations **and** products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

usbank.

All of **us** serving you

Institutional Trust & Custody
111 SW 5th Avenue, 6th Floor
Portland, OR 97204

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES______________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

To Whom It May Concern:

This letter is to verify that the Northwest Women Religious Investment Trust owns fifty (50) shares of ExxonMobil common stock. Northwest Women Religious Investment Trust owned the required amount of securities on December 14, 2011 and has continuously owned the securities for at least twelve months prior to December 14, 2011. At least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U. S. Bank, N. A. who serves as custodian for the Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co.) at U. S. Bank, N. A. at DTC.

Sincerely,

Debbie Millar

Debbie Millar, Vice President
U. S. Bank Institutional Trust & Custody

Sisters of Saint Joseph of Peace

1663 Killarney Way P.O. Box 248 Bellevue. WA 98009-0248
425-451-1770 FAX 425-462-9760

SHAREHOLDER PROPOSAL

JAN 4 2012

NO. OF SHAR...
DISTRIBUTION: DSK: GME: RAL:
LKB: JEP: DGH: SMD

December 28, 2011

Mr. David G. Henry
Supervisor, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

We designate Sister Patricia Daly, OP as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy us on all communications: Deborah Fleming: dfleming@csjp-olp.org

Therefore, regarding the shareholder proposal which I have co-filed for the 2012 ExxonMobil Corporation Annual Meeting of Shareholders for the Northwest Women Religious Investment Trust, I designate Sister Pat Daly, OP, representative of the Sisters of St. Dominic of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

My email is: dfleming@csjp-olp.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Sisters of St. Joseph of Carondelet
Celebrating 175 Years 1836-2011

SISTERS OF ST. JOSEPH
OF CARONDELET
ST. LOUIS PROVINCE

6400 Minnesota Avenue
St. Louis, MO 63111
314-481-8800
www.csjsl.org

December 13, 2011

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 La Colinas Blvd
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Sisters of St. Joseph of Carondelet, St. Louis Province, join other faith-based shareholders who are increasingly concerned about the environmental and social responsibility of corporations. As women of faith who seek to live in communion with Earth and our dear neighbors, it is our conviction that ExxonMobil must behave in ways that show concern for the good of all creation. It is clear that our obligation as a human family is to leave to future generations the options necessary to live a good life on this beautiful planet.

I am hereby authorized to notify you of our intention to join with The Community of the Sisters of St. Dominic of Caldwell, NJ, in submitting the enclosed resolution encouraging the Board of Directors to adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations. I hereby co-file the enclosed resolution for inclusion in the Proxy Statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Please include the enclosed resolution in the Company's Proxy Statement and Form of Proxy relating to the 2012 Annual Meeting of Stockholders of ExxonMobil. A representative will present this resolution to the assembled stockholders at the Annual Meeting.

The Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owner of 580 shares of ExxonMobil Corporation stock. We have held these shares continuously since 2001 and will continue to hold them through the date of the 2012 Annual Meeting. Verification of ownership (copies of two stock certificates) and a copy of the resolution are enclosed.

Please note that the contact person for this resolution is Patricia A. Daly, OP / Executive Director; Tri-State Coalition for Responsible Investment; 40 South Fullerton Avenue; Montclair, NJ 07042. Contact information for her includes: (ph) 973 509-8800 and (fax) 973 509-8808 www.tricri.org.

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David S. Rosenthal
Page Two
December 13, 2011

Please send any materials for the filers of the resolution to me, to all filers and to Sr. Patricia A. Daly. Should you wish to discuss this proposal with us, please notify her as the contact person. We hope that the company will be willing to dialogue with the filers about this important wetlands restoration issue.

We hope that the Board of Directors will agree to support and implement this resolution, and that you will find it reasonable to fulfill for the benefit of the company and all life on our planet Earth.

I look forward to your acknowledgment and response.

Sincerely,

Pat Giljum, csj

Sister Patricia Giljum, CSJ
Secretary, Sisters of St. Joseph of Carondelet
St. Louis Province Leadership Team

Enclosures:
Proof of Ownership
Resolution on Greenhouse Gas Emissions

cc: Interfaith Center on Corporate Responsibility (ICCR)

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company, though, had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations **and** products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Pages 30 through 31 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***

Gilbert, Jeanine

From:	Henry, David G
Sent:	Wednesday, December 14, 2011 2:23 PM
To:	Gilbert, Jeanine
Cc:	Derkacz, Sally M
Subject:	FW: Re: Exxon Mobil - Greenhouse Gas Emissions Filing Package
Attachments:	xom - glendmary greenhouse cover letter.pdf; xom - gwendolen noyes greenhouse gas cover letter.pdf; xom - sisters of the holy family greenhouse gas cover letter.pdf; xom - walden greenhouse gas cover letter.pdf

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Wednesday, December 14, 2011 2:08 PM
To: Henry, David G
Cc: swissel@glenmary.org; Gwendolen Noyes; pdaly@tricri.org; carolyn@holyfamilysisters.org; gladys@holyfamilysisters.org
Subject: FW: Re: Exxon Mobil - Greenhouse Gas Emissions Filing Package

Dear David,

With this email I am transmitting the last set of cofiling letters from Walden and our clients to you to meet tomorrow's filing deadline. These four letters dated Nov. 14 with proof of ownership dated Nov. 14 are being transmitted electronically today and paper copies will be sent by FedEx today for your records as well. These letters cofile the resolution submitted by the Caldwell Dominicans .

I am copying the cofilers so you have their addresses as emails should you want to contact us all together.

We have asked for proof letters from our subcustodian as well , a DTCC participant. Glenmary will send separate proof of ownership. Please feel free to contact me with additional questions.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSH: RPE: RAL:
LKB: JEP: DGH: SMD

45

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: IEP: DGH: SMD

2/5

GLENMARY home missioners

P. O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org

December 14, 2012

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal:

Home Missioners of America. holds 354 shares of Exxon Mobil stock. As an investor we believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

The attached proposal is submitted for resolution in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are the beneficial owner of at least $2,000 worth of Exxon Mobil stock as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We intend to maintain at least $2,000 market value of the required number of shares through the date of the next stockholder's annual meeting.

We will be happy to provide additional verification of our ownership position from our sub-custodian, a DTC participant, upon request.

A representative will attend the shareholder's meeting to move the resolution as required by SEC rules. We consider Caldwell Dominican Sisters as the "primary filer" of this resolution, and request that you copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) as Walden is our investment manager. We hereby deputize Caldwell Dominican Sisters to act on our behalf in withdrawing this resolution.

Sincerely,

Sandra M. Wissel
Treasurer / Director of Finance
The Home Missioners of America

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES____
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Cc: Timothy Smith – Walden Asset Management

Catholic Missioners Serving Rural America Since 1939
www.glenmary.org

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHA...

DISTRIB...

...D

4/4

Ms. Gwendolen Noyes

*** FISMA & OMB Memorandum M-07-16 ***

December 14, 2011

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

SHAREHOLDER PROPOSAL
DEC 1 5 2011
NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Dear Mr. Rosenthal:

I own 443 shares of Exxon Mobil Corporation stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. I write today to encourage Exxon Mobil to take steps to increase accountability related to climate change.

I am submitting the enclosed shareholder proposal as a co-sponsor with the Caldwell Dominican Sisters as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner of at least $2,000 worth of Exxon Mobil stock as defined in Rule 13d-3 of the Securities Exchange Act of 1934.

I have been a continuous shareholder for more than one year and I will continue to be an investor holding at least $2,000 market value of the requisite number of shares through the 2012stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. I will be pleased to provide additional proof of ownership from my sub-custodian, a DTC participant, upon request.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) my investment manager. I hereby deputize Caldwell Dominican Sisters to act on my behalf in withdrawing this resolution.

Sincerely,

Gwendolen Noyes

Encl. Resolution Text

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Boston Trust & Investment
Management Company

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES_______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Gwendolen Noyes** through its Walden Asset Management division.

We are writing to verify that our client **Gwendolen Noyes** currently owns **443** shares of **Exxon Mobil Corporation** (Cusip **#30231G102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Gwendolen Noyes** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

Sisters of the Holy Family

...to seek out and advocate for the poor and needy, especially families, for the Kingdom of God

December 14, 2011

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Sisters of the Holy Family holds 100 shares of Exxon Mobil stock. Among our top objectives is the assurance that the companies we own are doing all that they can to be transparent when it comes to corporate responsibility and protecting the environment. We seek to encourage Exxon Mobil to set concrete reduction goals relating to greenhouse gas emissions.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Caldwell Dominican Sisters as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner of at least $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934.

We have been a continuous shareholder for more than one year of $2,000 worth of stock. We will continue to be an investor of at least $2,000 market value of the requisite number of shares through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

Please copy correspondence both to me and Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) our investment manager. We hereby deputize Caldwell Dominican Sisters to act on our behalf in withdrawing this resolution.

Sincerely,

Sister Gladys Gunther /RRh

Sister Gladys Gunther
President

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES ______
DISTRIBUTION: [illegible] [illegible] RAL:
LKB: JEP: DGH: SMD

159 Washington Boulevard, P. O. Box 3248, Mission San Jose, CA 94539-0324 (510) 624-4500

3/5

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

5/5

Boston Trust & Investment
Management Company

December 14, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Sisters of the Holy Family** through its Walden Asset Management division.

We are writing to verify that our client **Sisters of the Holy Family** currently owns **100** shares of **Exxon Mobil Corporation** (Cusip **#30231G102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Sisters of the Holy Family** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

4/5

Walden Asset Management
Investing for social change since 1975

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal:

Walden Asset Management holds at least 126,000 shares of Exxon Mobil Corporation on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with more than $2 billion in assets under management. We very much appreciate the discussions your office has coordinated with us on a variety of environmental, social and governance issues over the years. We write today to encourage you to take additional steps to increase Exxon Mobil's corporate accountability related to climate change.

We are submitting the enclosed shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with the Caldwell Dominican Sisters as the primary filer. Walden Asset Management is the beneficial owner of at least $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We have been a shareholder for more than one year and will continue to hold at least $2,000 worth of Exxon Mobil stock through the next annual meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request. We authorize Pat Daly and the Caldwell Dominican Sisters to act on our behalf in withdrawing this resolution.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Date: December 14, 2011

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) since October 24, 2011. Walden Asset Management is the investment division of Boston Trust dealing with environmental, social and governance matter.

In connection with a shareholder proposal submitted by Boston Trust on December 14, 2011 we are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of **Exxon Mobil Corporation (Cusip#30231G102)** since October 24, 2011.

State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Deborah McCarthy

Deborah McCarthy
Vice President
Date: 12-12-2011

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Boston Trust & Investment
Management Company

December 14, 2011

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **126,000** shares of **Exxon Mobil Corporation** (Cusip **#30231G102**).

These shares have been previously held in the name of Cede & Co. in the account of our sub-custodian the Bank of New York Mellon. We now have a custodianship relationship with State Street Bank. We will include, upon request, additional proof of ownership letters from both Bank of New York Mellon and State Street for the period in which they have served as custodian. Both are DTC participants.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we commit to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Kenneth S. Pickering
Director of Operations

Cc: Timothy Smith

Sisters of Providence

Provincial Administration • Mother Joseph Province

1801 Lind Avenue SW. #9016
Renton, Washington 98057-9016
425.525.3355 • (fax) 425.525.3984

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

Mr. David S. Rosenthal, Secretary
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal,

The Sisters of Providence, Mother Joseph Province call on ExxonMobil to make a significant commitment to reducing greenhouse gas emissions in its products and operations. We believe that the risks involved in not addressing climate change are too costly for the well being of our planet, future generations, and our Company's consumers and stockholders.

We are co-filing the enclosed resolution with the Sisters of St. Dominic of Caldwell, NJ for action at the annual meeting in 2012. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Sisters of Providence, Mother Joseph Province is the beneficial owner of at least $2000 worth of ExxonMobil common stock. A letter verifying ownership in the Company continuously for at least twelve months as of December 14, 2011 is enclosed. We will continue to hold the required number of shares in ExxonMobil through the annual meeting in 2012.

We designate Sister Patricia Daly, OP as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy Jennifer Hall on all communications: jennifer.hall@providence.org

Sincerely,

Jennifer Hall
Provincial Treasurer

Encl.: Verification of ownership
Resolution

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:
2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

** INBOUND NOTIFICATION : FAX RECEIVED SUCCESSFULLY **

TIME RECEIVED	REMOTE CSID	DURATION	PAGES	STATUS
December 14, 2011 1:03:10 PM PST		33	1	Received

DEC. 14. 2011 12:52PM SOS NO. 4803 P. 1

FROM: SOS

charles SCHWAB

December 14, 2011

*** FISMA & OMB Memorandum M-07-16 ***
Questions: [illegible] X 33522

Jennifer Hall, J Painter
Attn: Provincial Director Of Finance
1801 Lind Ave Sw # 9016
Renton, WA 98057

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

This letter is to verify that the above referenced account for Sisters of Providence owns 35 shares of Exxon Mobil Corporation (XOM) common stock. The 35 shares were purchased in this account on December 9, 2010 and has continuously owned the shares since the purchase date. As of close of business December 14, 2011 this account still owns 35 shares on XOM.

The security is currently held by Charles Schwab who serves as custodian for Sisters of Providence. The shares are registered in our nominee name at Charles Schwab.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at 800-378-0685 X 33522.

Sincerely,

Greg Fronius
Resolution Manager
2423 E Lincoln Drive
Phoenix, AZ 85016-1215
800-378-0685 X 33522

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Ms. Jennifer Hall
Provincial Treasurer
Sisters of Providence, Mother Joseph Province
1801 Lind Avenue SW, #9016
Renton, Washington 98057-9016

Dear Ms. Hall:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Providence, Mother Joseph Province (the "Co-filer") the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2012 annual meeting of shareholders. By copy of a letter from Charles Schwab, share ownership has been verified.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Sister Patricia Daly

Sisters of Providence
Provincial Administration • Mother Joseph Province

1801 Lind Avenue SW, #9016
Renton, Washington 98057-9016
425.525.3355 • (fax) 425.525.3984

SHAREHOLDER PROPOSAL

DEC 29 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 27, 2011

Mr. David G. Henry
Supervisor, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

As stated in our filing letter: "We designate Sister Patricia Daly, OP as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy us on all communications: Jennifer Hall; jennifer.hall@providence.org"

Therefore, regarding the shareholder proposal which I have co-filed for the 2012 ExxonMobil Corporation Annual Meeting of Shareholders for the Sisters of Providence, Mother Joseph Province, I designate Sister Pat Daly, OP, representative of the Sisters of St. Dominic of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

My email is: jennifer.hall@providence.org

Sincerely,

Jennifer Hall

Jennifer Hall
Representative of the Sisters of Providence, Mother Joseph Province

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

JONATHAN A. HARRIS
DEPUTY TREASURER

December 14, 2011

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by Tri-State Coalition for Responsible Investment, a copy of which is attached.

As Deputy State Treasurer, I hereby certify that CRPTF has owned the minimum number of shares required for the past year. As of December 13, 2011, the CRPTF held 1,840,848 shares of Exxon Mobil valued at approximately $148,243,489. CRPTF will continue to hold the requisite number of shares through the meeting date.

If you have any questions or comments concerning the resolution, please contact Donald Kirshbaum, Investment Officer for Policy, at (860) 702-3164.

Sincerely,

Jonathan A. Harris
Deputy State Treasurer

Cc: Patricia Daly, Executive Director Tri-State Coalition for Responsible Investment

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Resolution Co-filed by the Connecticut Retirement Plans and Trust Funds

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

STATE STREET.
For Everything You Invest In™

Robert Calabrese
Client Relationship Officer
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 662-3638
Fax: (617) 769-6898
E-Mail: rcalabrese@statestreet.com

December 14, 2011

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX
75039-2298

Re: Shareholder Proposal Record Letter for Exxon Mobil Corporation (30231G102)

Dear Mr. Rosenthal:

State Street Bank and Trust Company is custodian for share of Exxon Mobil Corporation Company common stock held for the Connecticut Retirement Plans and Trust Fund ("CRPTF"). The Trust Fund has been beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously since December 13th, 2010. The Trust continues to hold the shares of Exxon Mobil Corporation stock.

As custodian for the Trust, State Street holds these shares in the Depository Trust Company, in the participant code
*** FISMA & OMB Memorandum M-07-16 ***

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Robert Calabrese
Client Relationship Officer
State Street Bank and Trust Company.

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
FAX: (718) 969-4275

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

On behalf of the Ursuline Sisters of Tildonk, I am authorized to submit the following resolution which requests the Board of Directors to adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders. It is filed for inclusion in the 2012 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk believe that corporations must review their human rights policies, corporate values and business standards to ensure that environmental impacts of all aspects of corporate operations are addressed.

The Ursuline Sisters of Tildonk is the beneficial owner of at least $2000 worth of shares of Exxon Mobil stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. The Ursuline Sisters of Tildonk is filing this resolution with the Caldwell Dominican Sisters represented by Sister Patricia Daly, O.P., with whom we will coordinate and who, we agree, is our representative.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinonenv@juno.com

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Dominican Sisters of Hope

FINANCE OFFICE

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which requests Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders. It is filed for inclusion in the 2012 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Dominican Sisters of Hope believe that all corporations should focus on the human and environmental impacts of their operations and set goals where corrections are needed. It is becoming more and more apparent that if we ignore these impacts, we may face reputational, litigation and financial risks.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of shares of Exxon Mobil stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. The Dominican Sisters of Hope is filing this resolution with the Caldwell Dominican Sisters represented by Sister Patricia Daly, O.P., with whom we will coordinate and who, we agree, is our representative.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinonenv@juno.com

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Comerica Bank

Comerica Bank

P.O. Box 75000
Detroit, Michigan 48275

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, MI 48275
Fax (313) 222-7041

December 14, 2011

David S. Rosenthal, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Dominican Sisters of Hope Neuberger Berman

Dear Mr. Rosenthal:

I have been asked to provide you with verification of holdings. Please be advised that the above referenced account currently holds 100 shares of EXXON MOBIL CORPORATION. The attached tax lot detail report indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Mario Frattarelli
Trust Analyst
(313) 222-5757
mfrattarelli@comerica.com

Enclosure

cc: Sr. V. Heinonen

SHAREHOLDER PROPOSAL

DEC 23 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

3/4

Page 59 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES_____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Sisters of the Holy Names of Jesus and Mary
Finance Office • U.S.-Ontario Administrative Centre

December 14, 2011

David S. Rosenthal, Secretary
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal,

The Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province call on ExxonMobil to make a significant commitment to reducing greenhouse gas emissions in its products and operations. We believe that the risks involved in not addressing climate change are too costly for the well being of our planet, future generations, and our Company's consumers and stockholders.

We are co-filing the enclosed resolution with the Sisters of St. Dominic of Caldwell, NJ for action at the annual meeting in 2012. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Sisters of the Holy Names of Jesus & Mary U.S.-Ontario Province Corporation is the beneficial owner of at least $2000 worth of ExxonMobil common stock. A letter verifying ownership in the Company continuously for at least twelve months as of December 14 is enclosed. We will continue to hold the required number of shares in ExxonMobil through the annual meeting in 2012.

We designate Sister Patricia Daly, OP as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy Vicki Cummings on all communications: vcummings@snjmuson.org

Sincerely,

Sister Mary Ellen Holohan, snjm

Sister Mary Ellen Holohan, SNJM
President, Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province

Encl.: Verification of ownership
Resolution

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations **and** products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

BNY MELLON
ASSET SERVICING

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Jesus and Mary owns 70 shares of Exxon stock (CUSIP 30231G102). Sisters of the Holy Names of Jesus and Mary has owned the required amount of securities continuously for at least 12 months prior to December 14, 2011 At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by the BNY Mellon who serves as custodian for the Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at The BNY Mellon.

Please contact me if you have any questions at 412-234-7923.

Thank You,

Robert D. Porco
Client Service Officer

500 Grant Street, BNY Mellon Center, Suite 0625, Pittsburgh, PA 15258
T 412 234 4100 www.bnymellon.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Sister Mary Ellen Holohan, SNJM
President
Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province
17590 Gleason Drive
Lake Oswego, OR 97034-5194

Dear Sister Holohan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province (the "Co-filer") the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2012 annual meeting of shareholders. By copy of a letter from Bank of New York Mellon, share ownership has been verified.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Sister Patricia Daly

Sisters of the Holy Names of Jesus and Mary
Finance Office • U.S.-Ontario Administrative Centre

SHAREHOLDER PROPOSAL

DEC 29 2011

NO. OF SHARES_______
DISTRIBUTION: DSR: RME: RAL:
LKB: IFP: DGH: SMD

December 22, 2011

Mr. David G. Henry
Supervisor, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

As stated in our filing letter: "We designate Sister Patricia Daly, OP as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. Please copy Vicki Cummings on all communications: vcummings@snjmuson.org"

Therefore, regarding the shareholder proposal which I have co-filed for the 2012 ExxonMobil Corporation Annual Meeting of Shareholders for the Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province, I designate Sister Pat Daly, OP, representative of the Sisters of St. Dominic of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Mary Ellen Holohan, snjm

Sister Mary Ellen Holohan, snjm
President, Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province

P.O. Box 398, Marylhurst, OR 97036 • (503) 675-7100 • *FAX* (503) 675-7138 • *Toll-free* 1 (877) 296-7100

Sisters of the Holy Cross

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

December 13, 2011

Mr. Rex W. Tillerson
Chairman and Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson:

I am authorized to notify you of our intention, along with The Community of the Sisters of St. Dominic of Caldwell, New Jersey (Sister Patricia Daly, O.P.) and other institutional investors, to co-file the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the Proxy Statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I would appreciate your indicating in the proxy statement that we are a sponsor of this resolution.

The Sisters of the Holy Cross of Notre Dame, Indiana, are beneficial owners of stock in Exxon Mobil Corporation. I am enclosing verification of ownership with this letter.

A representative of the filers will attend the stockholder meeting to move this resolution as required by the SEC Rules. The Congregation of the Sisters of the Holy Cross will continue to hold shares in the company through the next annual meeting.

We, along with the other filers of this resolution, would be willing to meet with you before the meeting on this issue.

Sincerely,

Geraldine M. Hoyler, CSC
Secretary and Treasurer

Sisters of the Holy Cross, Inc.

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Bank of America Merrill Lynch

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 13, 2011

To Whom It May Concern:

As of 12/13/11, the Bank of America Merrill Lynch N.A. has held at least 50 shares of Exxon Mobil Corporation stock continuously for over one year. The Sisters of the Holy Cross has informed us that it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2012.

If there are any further questions regarding this matter, please do not hesitate to contact me.

Sincerely,

April Bradley
Vice President
Global Custody and Agency Services
(312)992-9799

Cc: J. Lynne Pawlik
Director of Investments
Sisters of the Holy Cross

CATHOLIC
HEALTH
PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

P 513.639.2800
F 513.639.2700

UPS Next Day

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 15 2011

Routed For Action to: Jeanine Gilbert
Informational Copy to:

VIA FEDERAL EXPRESS

December 13, 2011

Mr. Rex W. Tillerson, CEO
C/O Office of The Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson:

Catholic Health Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio, has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Health Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Health Partners is currently the beneficial owner of shares of ExxonMobil.

We believe that a demonstrated corporate responsibility in matters of the environment, governance and social concerns fosters long term business success. We are concerned about global climate change, and the reduction of greenhouse gas emissions from products like our company produces is seen as essential to addressing this global concern.

Catholic Health Partners is therefore co-filing with The Sisters of St. Dominic of Caldwell, NJ the enclosed shareholder proposal that requests the Board of Directors adopt quantitative goals for reducing total greenhouse gas emissions from the Company's products and operations and issue a report to shareholders, as described in the attached proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are always open to dialogue. Catholic Health Partners has been a shareholder for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, which is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Patricia Daly, OP is the designated representative for this shareholder concerning this resolution. Please send all communication concerning this filing to Susan S. Makos, SRI Advisor, 4776 South Lake Drive, Boynton Beach, FL 33436 or by email at smakos@sistersofmercy.org.

Sincerely,

Jerome R. Judd

Jerome R. Judd
Vice President, Treasury
Catholic Health Partners

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Encl. Resolution Text
c: Interfaith Center for Corporate Responsibility
Sr. Patricia Daly, OP.

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

STATE STREET.

UPS Next Day

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 16 2011

Routed For Action to: Jeanine Gilbert
Informational Copy to:

December 13, 2011

Mr. Rex W. Tillerson, CEO
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson,

Please accept this letter as confirmation that Catholic Health Partners and Catholic Health Partners Retirement Trust held the following share positions in ExxonMobil as of December 13, 2011:

- Catholic Health Partners: 57,875 Shares (55,475 shares were held over one year)
- Catholic Health Partners Retirement Trust: 31,900 Shares (31,900 shares were held over one year)

Should you have any questions, or require further information, please do not hesitate to contact me at 617-664-0088 or sdtourgee@statestreet.com.

Sincerely,

Scott Tourgee
Vice President

SHAREHOLDER PROPOSAL

DEC 16 2011

SMD

MERCY
INVESTMENT
SERVICES, INC

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

VIA FEDERAL EXPRESS

December 13, 2011

Mr. Rex W. Tillerson, CEO
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson:

Mercy Investment Services, Inc., the investment program of the Sisters of Mercy of the Americas, has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. Mercy Investment Services, Inc. is currently the beneficial owner of shares of ExxonMobil.

We believe that a demonstrated corporate responsibility in matters of the environment, governance and social concerns fosters long term business success. We are concerned about global climate change, and the reduction of greenhouse gas emissions from products like our company produces is seen as essential to addressing this global concern.

Mercy Investment Services is therefore co-filing with The Sisters of St. Dominic of Caldwell, NJ the enclosed shareholder proposal that requests the Board of Directors adopt quantitative goals for reducing total greenhouse gas emissions from the Company's products and operations and issue a report to shareholders, as described in the attached proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are always open to dialogue. Mercy Investment Services has been a shareholder for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, which is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Patricia Daly, OP is the designated representative for this shareholder concerning this resolution. Please send all communication concerning this filing to Susan S. Makos, 4776 South Lake Drive, Boynton Beach, FL 33436, by email at smakos@sistersofmercy.org or by telephone at 513-673-9992.

Sincerely,

Susan Smith Makos

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.

Encl. Resolution Text
cc: Interfaith Center for Corporate Responsibility
Patricia Daly, OP

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RML: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SHAREHOLDER PROPOSAL

DEC 23 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

BNY MELLON
ASSET SERVICING

December 13, 2011

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 23 2011 —1
Routed For Action to: Jeanine Gilbert
Informational Copy to:

Mr. Rex W. Tillerson, CEO
c/o Office of the Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Re: Mercy Investment Services Inc.

Dear Mr. Tillerson:

This letter will certify that as of December 13, 2011 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 166,781 shares of ExxonMobil.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of ExxonMobil and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Meghan Dragina

Meghan Dragina
Senior Associate
BNY Mellon Asset Servicing

Please disregard my earlier letter. It did not include all the holdings.

Phone: (412) 234-4991
Email: Meghan.dragina@bnym

500 Grant Street,

BNY MELLON
ASSET SERVICING

December 13, 2011

Mr. Rex W. Tillerson, CEO
c/o Office of the Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Re: Mercy Investment Services Inc.

Dear Mr. Tillerson:

This letter will certify that as of December 13, 2011 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 166,781 shares of ExxonMobil.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of ExxonMobil and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Meghan Dragina
Senior Associate
BNY Mellon Asset Servicing

Phone: (412) 234-4991
Email: Meghan.dragina@bnymellon.com

Sisters of Saint. Joseph
Mount. Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, Pennsylvania 19118-2693

Return Receipt Requested

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

December 13, 2011

Mr. Rex W. Tillerson, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal for 2012 Annual Meeting

Dear Mr. Tillerson:

The Congregation of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia, is a faith-based investor concerned about the environment. We believe that carbon dioxide emissions are one of the principal causes of climate change and that our company can exercise great influence in reversing the detrimental impact of these emissions on our environment. Therefore we are co-filing the *Reduce Greenhouse Gas Emissions* resolution with the Sisters of Saint Dominic of Caldwell, NJ represented by Sister Patricia Daly.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of stock in Exxon Mobil Corporation, which we have held for at least one year. A faxed verification of our holdings is enclosed and an original document will be sent under separate cover by Morgan Keegan & Co. We will continue to hold these shares at least through the company's annual meeting.

I designate Sister Patricia A. Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. However, I request that copies of any communications be forwarded to Sister Mary Beth Hamm at the above address or by e-mail at: mhamm@ssjphila.org

Thank you for your attention to this matter.

Sincerely,

Sister Anne P. Myers, SSJ

Sister Anne P. Myers, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures

cc: Patricia Daly, OP, Sisters of St. Dominic of Caldwell, NJ
Interfaith Center for Corporate Responsibility (ICCR)

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, Pennsylvania 19118-2693

SHAREHOLDER PROPOSAL
DEC 14 2011
NO. OF SHARES___ DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

December 13, 2011

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions" which I have co-filed for the 2012 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia A. Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence. However, I request that copies of any communications be forwarded to Sister Mary Beth Hamm at the above address or by e-mail at: mhamm@ssjphila.org

Sincerely,

Sister Anne P. Myers, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

ACG

ATLANTA CONSULTING GROUP

TWO BUCKHEAD PLAZA, SUITE 600
3050 PEACHTREE ROAD, N.W.
ATLANTA, GEORGIA 30305
WWW.THEATLANTACONSULTINGGROUP.COM

SHAR... PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 13, 2011

Sister Mary Beth Hamm, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

Re: Exxon Mobil Corporation

Dear Sister Mary Beth,

This letter is to certify that the Sisters of St. Joseph have beneficially owned 558 shares i.e $45,387 market value of Exxon Mobile Corporation stock at Morgan Keegan & Co., Inc. as of and on December 13, 2011. These shares have been continuously held for more than 12 months prior to this proposal submission date. Please see attached current Morgan Keegan Portfolio Report.

The Sisters of St. Joseph intend on keeping these shares through the annual meeting. If any further information is required please do not hesitate to contact me at 404-240-6739.

Sincerely,

Sara G. Sillay
Client Operations Specialist

Jennifer R. Nolan
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES___________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 13, 2011

Mr. David S. Rosenthal
Vice President & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Jennifer R. Nolan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. My custodian will soon provide a letter of verification of ownership of my shares.

I am filing the enclosed shareholder proposal regarding "Reduce Greenhouse Gas Emissions" as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Sr. Pat Daly, of The Community of the Sisters of St. Dominic of Caldwell, NJ, as the lead filer to act on my behalf for all purposes in connection with this proposal, and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Sr. Pat Daly, Executive Director, Tri-State Coalition for Responsible Investment, 40 South Fullerton Avenue, Montclair, NJ 07042, 973-509-8800, pdaly@tricri.org or Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, email jhaboucha@rockco.com.

Very truly yours,

Jennifer R. Nolan
Encl.

cc: Sr. Pat Daly, Tri-State Coalition for Responsible Investment

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

CONVENT ACADEMY OF THE INCARNATE WORD 361

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone ~~512~~/882-5413
Fax ~~512/883-2185~~
361-880-4152

December 13, 2011

SHAREHOLDER PROPOSAL

DEC 16 2011

NO. OF SHARES____
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RECEIVED
DEC 16 2011
D. S. ROSENTHAL

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I am writing you on behalf of Convent Academy of the Incarnate Word to co-file the stockholder resolution on Reducing Greenhouse Gas Emissions. In brief, the proposal states: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Tri-State Coalition for Responsible Investment. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 73 shares of ExxonMobil stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Sr. Patricia Daly, OP of the Tri-State Coalition for Responsible Investment who can be reached at 973-509-8800 or at tricri@mindspring.com. If agreement is reached, Sr. Patricia Daly, OP as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Beatrice A Reyes

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

Encl: Resolution

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations **and** products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Abby A. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

December 9, 2011

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

Mr. David S. Rosenthal
Vice President & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Abby A. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. My custodian will soon provide a letter of verification of ownership of my shares.

I am filing the enclosed shareholder proposal regarding "Reduce Greenhouse Gas Emissions" as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Sr. Pat Daly as the lead filer to act on my behalf for all purposes in connection with this proposal, and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Sr. Pat Daly, Executive Director, Tri-State Coalition for Responsible Investment, 40 South Fullerton Avenue, Montclair, NJ 07042, 973-509-8800, pdaly@tricri.org or Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, email jhaboucha@rockco.com.

Very truly yours,

Abby A. Rockefeller

cc: Sr. Pat Daly, Tri-State Coalition for Responsible Investment

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RMK: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

J.P.Morgan

SHAREHOLDER PROPOSAL

DEC 21 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 9, 2011

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Abby A. Rockefeller. As of December 9, 2011, the account of Abby A. Rockefeller held 1,364 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 1,364 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2011.

Sincerely,

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107
J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

Steven C. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

December 13, 2011

Mr. David S. Rosenthal
Vice President & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Steven C. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. My custodian will soon provide a letter of verification of ownership of my shares.

I am filing the enclosed shareholder proposal regarding "Reduce Greenhouse Gas Emissions" as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Sr. Pat Daly, of The Community of the Sisters of St. Dominic of Caldwell, NJ, as the lead filer to act on my behalf for all purposes in connection with this proposal, and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Sr. Pat Daly, Executive Director, Tri-State Coalition for Responsible Investment, 40 South Fullerton Avenue, Montclair, NJ 07042, 973-509-8800, pdaly@tricri.org or Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, email jhaboucha@rockco.com.

Very truly yours,

Steven C. Rockefeller
Enclosure

cc: Sr. Pat Daly, Tri-State Coalition for Responsible Investment

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations **and** products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>**and**</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

J.P.Morgan

SHAREHOLDER PROPOSAL

DEC 21 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 13, 2011

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Steven C. Rockefeller. As of December 13, 2011, the account of Steven C. Rockefeller held 200 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 200 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 13, 2011.

Sincerely,

Linnea Messina
Account Officer

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 13, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR ... RAL:
LKB: JEP ... SMD

VIA FACSIMILE 1-972-444-1505

Dear Mr. Rosenthal,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. The Sisters have held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

Maryknoll Sisters, in their mission work in 30 countries, report dramatically changing weather patterns and an increase in extreme weather events, with devastating impacts on vulnerable communities. As faith-based investors, we call again on our Company to make commitments and set goals to reduce its total greenhouse gas emissions from products and operations.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The lead filer contact person for this resolution is Sister Patricia Daly, OP, representing the Dominican Sisters of Caldwell, New Jersey. I designate her as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

However, I ask that you please copy me, via e-mail rowan@bestweb.net on all your communications with the lead filer. Thank you.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Merrill Lynch
Wealth Management
Bank of America Corporation

Koeckert Anger Group

Dodd Newton Koeckert
Wealth Management Advisor

Nicholas H. Anger, CFM
Financial Advisor

December 13, 2011

To Whom It May Concern,

As of December 13, 2011, the Maryknoll Sisters of St. Dominic, Inc. has held at least $2000 worth of Exxon Mobil Corporation stock continuously for over one year. The Maryknoll Sisters of St. Dominic, Inc. has informed us that it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2012.

This letter is to confirm that the aforementioned shares of stock are registered under Merrill Lynch Pierce Fenner & Smith at the Depository Trust Company.

Sincerely,

Dodd N. Koeckert

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

301 Tresser Boulevard • Stamford, CT 06901 • 877.356.8778 • Tel: 203.356.8778 • Fax: 203.437.4685

CONGREGATION OF

St. Joseph

December 1, 2011

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

Rex W. Tillerson, Chief Executive Officer
c/o Office of the Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

The Congregation of St. Joseph is owner of 100 shares of common stock in ExxonMobil. We are concerned about the environment and also about the social responsibilities of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

The Congregation of St. Joseph submits the enclosed proposal on the *Adopt Greenhouse Gas Reduction Goals* for inclusion in the proxy statement for consideration and action by the 2012 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, Community of the Sisters of St. Dominic of Caldwell, NJ, is Sister Patricia Daly, OP.

The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. However, I respectfully request direct communication from the company. My e-mail address is jsbrissa@juno.com

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Social Responsible Investments Representative

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Enc. Resolution
Verification of stock Ownership

cc: Sr. Patricia Daly, OP, Sisters of St. Dominic of Caldwell, NJ
Julie Wokaty, Interfaith Center on Corporate Responsibility

Office of Peace, Justice and Integrity of Creation
1515 West Ogden Avenue La Grange Park, IL 60526
708-579-8926 jsbrissa@juno.com

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

50 South La Salle Street
Chicago, Illinois 60603
(312) 557-2000

Northern Trust

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 1, 2011

Re: The Congregation of St Joseph Account Number *** FISMA & OMB Memorandum M-07-16 ***

Dear Sir/Madam:

I am writing at your request to confirm that as of the close of business on Tuesday, November 30, 2011, the above-referenced account for the Congregation of St Joseph held 100 shares of XOM (Exxon Mobil Corporation) within it. These shares were purchased within this account and have been held for more than one year.

If you need any additional information, please do not hesitate to call.

Very truly yours,

Sue Ingraffia
Vice President

The information above is being provided pursuant to your request and is valid only on the date of issuance. It has been obtained from sources considered reliable, but we do not guarantee its accuracy or completeness. You have the full power to withdraw the assets and Northern Trust Securities, Inc. does not warrant or guarantee that the above-referenced assets will remain in the account.

NOT FDIC INSURED	May Lose Value	No Bank Guarantee

CSA
Congregation of Sisters of St. Agnes
Promoting justice. Building Community

December 13, 2011

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson.

I write to you on behalf of the Congregation of Sisters of St. Agnes (CSA) to address the issue of greenhouse gas emissions reduction.

Enclosed is a copy of the shareholder resolution for inclusion in the proxy statement for the 2011 Annual Meeting of Shareholders in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). The verification of stock ownership letter will be sent in the next two weeks.

CSA has held these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Pat Daly, OP, of the Community of the Sisters of St. Dominic of Caldwell, N.J., is the primary filer for this proposal. I would appreciate receiving all mailings sent to her. A representative of the filers will attend the stockholder's meeting to move the resolution as required.

Sincerely,

Stella Storch, OP

Stella Storch, OP
CSA Justice Coordinator

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 · Fax 920.921.8177
email: sstorch@csasisters.org · web: www.csasisters.org

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

CSA
Congregation of Sisters of St. Agnes
Promoting Justice, Building Community

Certified
RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 23 2011-8
Routed For Action to: Jeanine
Informational Copy to:

December 20, 2011

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson,

Enclosed please find the stock ownership verification letter which I said I would send. Congregation of Sisters of St. Agnes intends to maintain ownership of the required number of shares through the date of the next annual shareholders' meeting. We have owned the shares for over one year.

Sincerely,

Stella Storch, OP

Stella Storch, OP
CSA Justice Coordinator

SHAREHOLDER PROPOSAL
DEC 23 2011
NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

ENTERED
12/23/11

Justice, Peace and Ecology
320 County Road K, Fond du Lac, WI 54935
920.907.2315 · Fax 920.921.8177
email: sstorch@csasisters.org · web: www.csasisters.org

1/2

KeyBank

December 13, 2011

Sister Hertha Longo
Congregation of Sisters of St. Agnes
Finance Office
320 County Road K
Fond du Lac, WI 54935

Dear Sister Hertha:

KeyBank National Association is the record holder of securities for the benefit of the Congregation of Sisters of Saint Agnes. As such, we confirm that as of December 13, 2011, the Congregation of Sisters of St. Agnes holds 49 shares of ExxonMobil Corp (XOM) stock, and thus, the necessary $2,000.00 worth required for filing a shareholder resolution. This security has been held since April 24, 2002.

Please contact me if you require any additional information regarding the holding of the above security.

Sincerely,

Barbara B. McKee
Sr. Client Administrator
KeyBank N.A.
Institutional Asset Services
127 Public Square
Cleveland, OH 44114

SHAREHOLDER PROPOSAL

DEC 23 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

2/2

Catholic Healthcare West

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

December 14, 2011

Rex W. Tillerson
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Catholic Healthcare West is a shareholder of Exxon Mobil Corporation. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Catholic Healthcare West, in collaboration with The Community of the Sisters of St. Dominic of Caldwell, NJ, hereby submits the enclosed proposal Reduce Greenhouse Gas Emissions for inclusion in the proxy statement for consideration and action by the 2012 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West has held over $2000.00 worth of Exxon Mobil Corporation stock for more than one year and will continue to hold shares in the company through the 2012 stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Patricia A. Daly, OP, The Community of the Sisters of St. Dominic of Caldwell, NJ
Julie Wokaty, Interfaith Center on Corporate Responsibility

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 telephone
415.438.5724 fax

chwHEALTH.org

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Congregation of St. Basil

Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820; weber@igc.org

RECEIVED BY OFFICE OF THE CHAIRMAN

DEC 15 2011

Routed For Action to: Jeanine

Informational Copy to: ____

December 13, 2011

Rex W. Tillerson, CEO
C/O Office of the Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Acting on behalf of the Basilian Fathers of Toronto, I am authorized to notify you of the Basilian Fathers of Toronto intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit the enclosed shareholder resolution, *Reduce Greenhouse Gas Emissions*, to the company for inclusion in the proxy statement for the 2012 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Fathers are a co-sponsor of this resolution.

Enclosed is certification from our Custodian, Royal Bank of Canada, that the Basilian Fathers of Toronto are beneficial owners of over $2000.00 worth of ExxonMobil Inc. stock and have held that stock continuously for more than one year. The Basilian Fathers intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2012 Meeting. We will also comply with the company's request that we show holdings verification as of the date the resolution was submitted. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

The Basilian Fathers submit this proposal in conjunction with the Community of the Sisters of St. Dominic of Caldwell, NJ. I hereby designate Patricia Daly, OP, as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

I do request electronic copies of communication that you send to Sister Daly, and it can be sent to me at **weber@igc.org**.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES ____

DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

Encl. Resolution text and Verification of ownership
Authorization of Sr. Daly as representative in text above

Cc: Patricia Daly, OP, Sisters of St. Dominic of Caldwell NJ
Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Page 103 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 14, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on Reducing Greenhouse Gas Emissions. In brief, the proposal states: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Tri-State Coalition for Responsible Investment. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 6000 shares of ExxonMobil stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.t

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Sr. Patricia Daly, OP of the Tri-State Coalition for Responsible Investment who can be reached at 973-509-8800 or at tricri@mindspring.com. If agreement is reached, Sr. Patricia Daly, OP as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES ______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations **and** products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>**and**</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Scott & Stringfellow
A BB&T Corporation Affiliate

RECEIVED
DEC 19 2011
D. S. ROSENTHAL

December 14, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Ms. Rosenthal:

This letter will confirm that the Benedictine Sisters of Virginia currently owns shares of Exxon Mobil Corporation currently valued at over $2,000. They have owned this stock for more than one year and will continue to hold the stock through the annual meeting date. The DTC Custodian is Clearview Correspondent Services *** FISMA & OMB Memorandum M-07-16 ***

Thank you and please feel free to contact me at 800-552-7757, Ext. 3295 if you have any questions.

Sincerely,

John J. Muldowney
Managing Director

JJM/jc

SHAREHOLDER PROPOSAL

DEC 19 2011

NO. OF SHARES

DISTRIBUTION: DSR: RME: RAL: LKB: TEP: DGH: SMD

Riverfront Plaza - West Tower, 901 East Byrd Street, Suite 500, Richmond, Virginia 23219
804-643-1811 | 800-552-7757 | www.ScottStringfellow.com

ENTERED 12/19/11

GIBSON DUNN

EXHIBIT B

Dg W

C> N>IB I

Province of St Joseph of ı Capuchin Order

1015 North ⅎ n n Street
Milwaukee 53233
FAX:
Cell: *** FISMA & OMB Memorandum M-07-16 ***

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC - 7 2011

Routed For Action to: ________
Informational Copy to: ________

RECEIVED
DEC 7 2011
S ROSENTHAL

December 6, 2011

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

In recent years I have noted a marked change in the openness of ExxonMobil to talk with us shareholders connected to the ICCR and thank you for this welcoming effort. David Rosenthal has been particularly helpful in this regard. However, when it comes to our efforts for the Company to rethink its present business strategy in light of ever-increasing data that shows the severity of climate change, it can seem that we have hardly made a dent. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 6, 2011.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I look forward to continued dialogues on this issue and hope for a mutually beneficial outcome.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
enc.

RE E VE
DEC 7 2011
CH

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.